Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

September 28, 2006

BY ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Animal Health International, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Animal Health International, Inc. (the “Company”) is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Company.

The filing is being effected by direct transmission to the Commission’s EDGAR System. On September 28, 2006, in anticipation of this filing, the Company caused the filing fee of $16,612 to be wire transferred to the Commission’s account at Mellon Bank in Pittsburgh.

The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Please contact the undersigned or John M. Mutkoski at (617) 570-1000 with any questions or comments you may have regarding this filing.

Very Truly Yours,

/s/ Michael S. Turner

Michael S. Turner

cc:	James C. Robison

William F. Lacey

Damian Olthoff

Stuart M. Cable

John M. Mutkoski